Filed Pursuant to Rule 424(B)(3)

File No. 333-187419

PROSPECTUS

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

20,000,000 Shares

Common Stock

We are pleased to offer you the opportunity to participate in the Resource Capital Corp. Dividend Reinvestment and Stock Purchase Plan, which we refer to as the plan. The plan is designed for long-term investors who wish to invest and build their stock ownership over time. The plan provides you with the opportunity to reinvest all or a portion of the cash dividends paid on shares of Resource Capital Corp. common stock in additional shares of common stock. The plan also includes a direct stock purchase component, which permits current stockholders and new investors to make cash purchases of shares of our common stock in an economical and convenient manner.

This prospectus relates to 20,000,000 shares of our common stock, par value $.001 per share, to be offered for purchase under the plan. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “RSO.” On May 8, 2013, the closing price of our common stock was $6.64 per share.

Key features of the plan:

•	Anyone can enroll in the plan, whether they are a current Resource Capital Corp. stockholder or not;

•	Participants and new investors can purchase shares through the plan without a personal broker and, in many cases, without paying a commission;

•	Participants can automatically reinvest all or any portion of their cash dividends in additional shares of our common stock;

•

Participants can purchase additional shares of our common stock at any time through optional cash investments of as little as $100 per month or as much as $5,000 per month at a discount from the market price that may range from 0% to 5% at our sole discretion;

•	Participants can make optional cash investments in excess of $5,000 per month at a discount from the market price that may range from 0% to 5% at our sole discretion;

•	Use of automatic monthly investments in shares of our common stock from a checking or savings account;

•	Participants can easily transfer their shares; and

•	Participants and new investors own and transfer shares without holding or delivering physical certificates.

To ensure that we continue to qualify as a real estate investment trust, or REIT, for federal income tax purposes, no stockholder may own more than 9.8% (in value or number, whichever is more restrictive) of the outstanding shares of our common stock, unless our Board of Directors waives this limitation. See the discussion in Question 9 of the section “Information About the Plan” for more information.

Please read this prospectus carefully and keep it and any future investment statements for your reference. If you have any questions about the plan, please call the plan administrator, American Stock Transfer & Trust Company LLC, or “AST,” toll free at (877) 739-9997, 24 hours a day, seven days a week. Customer service representatives are available Monday through Friday, between the hours of 8:00 A.M. and 7:00 P.M. Eastern time.

Investing in our common stock involves risks. You should carefully consider the risks discussed in this prospectus and in our filings with the Securities and Exchange Commission before enrolling in the plan and investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2013

ABOUT THIS PROSPECTUS

Please read this prospectus carefully. If you own shares now, or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records, since it contains important information about the plan.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

As used in this prospectus, unless the context suggests otherwise, the terms “we,” “us” and “our” refer to Resource Capital Corp. and its subsidiaries, “Manager” refers to Resource Capital Manager, Inc., our external manager, and “Resource America” refers to Resource America, Inc. and its affiliated companies, including the Manager.

i

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus or which may be contained or incorporated by reference in a prospectus supplement constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

Forward-looking statements contained or incorporated by reference in this prospectus or which may be contained or incorporated by reference in a prospectus supplement are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make or which are incorporated by reference in this prospectus or which may be contained or incorporated by reference in a prospectus supplement are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	the risk factors described or incorporated by reference in this prospectus;

•	changes in our industry, interest rates, the debt securities markets, real estate markets or the general economy;

•	increased rates of default and/or decreased recovery rates on our investments;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in governmental regulations, tax rates and similar matters;

•	changes in our business strategy;

•	availability of investment opportunities in commercial real estate-related and commercial finance assets;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

We caution you not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

ii

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to this offering. This prospectus constitutes only part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also make available free of charge through our website at www.resourcecapitalcorp.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. You may read and copy any reports, statements or other information that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC but that we do not include in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below that we have filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012.

•	Our Current Reports on Form 8-K filed March 15, 2013, March 19, 2013, April 8, 2013, April 15, 2013 and May 1, 2013.

•	The description of our common stock contained in our Registration Statement on Form 8-A dated January 25, 2006.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, on or after the date of this prospectus, and prior to the termination of the offering made pursuant to this prospectus also will be deemed to be incorporated herein by reference and will automatically update and supersede information in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished to but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

iii

THE COMPANY

We are a specialty finance company that focuses primarily on commercial real estate and commercial finance. We are organized and conduct our operations to qualify as a real estate investment trust, or REIT, under Subchapter M of the Internal Revenue Code of 1986, as amended. Our objective is to provide our stockholders with total returns over time, including quarterly distributions and capital appreciation, while seeking to manage the risks associated with our investment strategy. We invest in a combination of real estate-related assets and, to a lesser extent, higher-yielding commercial finance assets. We have financed a substantial portion of our portfolio investments through borrowing strategies seeking to match the maturities and repricing dates of our financings with the maturities and repricing dates of those investments, and have sought to mitigate interest rate risk through derivative instruments.

We are externally managed by Resource Capital Manager, Inc., or the Manager, a wholly-owned indirect subsidiary of Resource America, Inc. (NASDAQ: REXI), or Resource America, a specialized asset management company that uses industry- specific expertise to evaluate, originate, service and manage investment opportunities through its commercial real estate, commercial finance and financial fund management operating segments.

We generate our income primarily from the spread between the revenues we receive from our assets and the cost to finance the purchase of those assets, from management of assets and from hedging interest rate risks. We generate revenues from the interest and fees we earn on our whole loans, A notes, B notes, mezzanine debt, commercial mortgage-backed securities, or CMBS, bank loans, other asset-backed securities, or ABS, and structured note investments. We also generate revenues from the rental and other income from real properties we own, from management of externally originated bank loans and from our investment in an equipment leasing business. Historically, we have used a substantial amount of leverage to enhance our returns and we have financed each of our different asset classes with different degrees of leverage. The cost of borrowings to finance our investments is a significant part of our expenses. Our net income depends on our ability to control these expenses relative to our revenue. In our bank loan, CMBS and ABS portfolios, we historically have used warehouse facilities as a short-term financing source and CDOs and, to a lesser extent, other term financing as long-term financing sources. In our commercial real estate loan portfolio, we historically have used repurchase agreements as a short-term financing source, and CDOs and, to a lesser extent, other term financing as long-term financing sources. Our other term financing has consisted of long-term match-funded financing provided through long-term bank financing and asset-backed financing programs, depending upon market conditions and credit availability.

Our principal office is located at 712 Fifth Avenue, 12th Floor, New York, New York 10019 and our telephone number is (212) 506-3870. Our website is located at www.resourcecapitalcorp.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

INFORMATION ABOUT THE PLAN

1.	What is the purpose of the plan?

The plan is a convenient and economical stock purchase program available for existing investors to increase their holdings and for new investors to make an initial investment in our common stock. Participants in the plan may have all or any portion of their cash dividends automatically reinvested in shares of our common stock. Participants may also elect to make optional cash investments through the plan administrator. The primary purpose of the plan is to benefit long-term investors who want to increase their investment in our common stock. We may also use the plan to raise additional capital through the direct sale of shares of our common stock to stockholders or new investors, who, in connection with any resales of such shares, may be deemed to be underwriters. Our ability to waive limitations applicable to the amounts that participants may invest pursuant to the cash purchase feature of the plan will allow for these sales to raise additional capital.

Participation in the plan is voluntary, and we give no advice regarding your decision to join the plan. However, if you decide to participate, enrollment forms are available, and may be completed, online. You can access these services through the plan administrator’s website, www.amstock.com.

2.	What investment options are available under the plan?

Once enrolled in the plan, you may purchase our common stock through the following investment options:

Dividend Reinvestment Program. Current stockholders and interested new investors who are not stockholders and who agree to make an initial investment in our common stock may elect to have all, a portion or none of their cash dividends paid on their common stock automatically reinvested in shares of our common stock through the dividend reinvestment program. Cash dividends are paid on common stock when and as declared by our Board of Directors, generally on a quarterly basis. Subject to (i) ownership limitations on shares of our common stock and (ii) the availability of shares of our common stock registered for issuance under the plan, there is no limitation on the amount of dividends you may reinvest under the dividend reinvestment program. If you choose to reinvest a portion of your cash dividend in shares of our common stock, you must reinvest at least 10% of your dividend distribution.

Stock Purchase Program. Each month, current stockholders, and interested new investors that are not currently shareholders and who agree to make an initial investment in common shares, may elect to invest optional cash payments in common shares, subject to a minimum monthly purchase limit of $100 and a maximum monthly purchase limit of $5,000. You may elect to make optional cash payments through automatic deductions from your banking or checking accounts. We may, at our discretion, waive the maximum limit upon your written request. See Question 20 to learn how to request a waiver. You may make optional cash purchases each month even if dividends on your shares are not being reinvested and even if a dividend has not been declared. You may, but are not required to, enroll any common shares purchased through the plan into the dividend reinvestment program. (To designate these shares for participation in the dividend reinvestment program, make the appropriate election on the authorization form described in Question 12).

3.	How can I change my investment options?

You may change your investment options at any time by requesting a new authorization form and returning it to the plan administrator at the address set forth in Question 7.

4.	What are the advantages and disadvantages of the plan?

The primary advantages of participating in the plan are as follows:

•

You may automatically reinvest cash dividends on all, a portion or none of your holdings of common stock in additional shares of common stock. If you choose to reinvest a portion of your cash dividend in shares of our common stock, you must reinvest at least 10% of your dividend distribution.

•

You may also invest in shares of common stock by making cash purchases, subject to a minimum and maximum amount. You may make cash purchases of up to a maximum amount of $5,000 (unless this maximum is waived by us) via the internet, from a pre-designated bank account, cash or money order. You may make cash purchases occasionally or at regular intervals. You may make cash purchases even if you do not elect to participate in the plan’s dividend reinvestment option. You may make cash purchases whether you currently own our common stock or are a new investor.

•	We may offer you the opportunity to acquire shares of our common stock through optional cash purchases at a discount of up to 5% from the market price of the common shares.

•	Shares of common stock purchased directly from us under the plan will be issued without a sales commission.

•

Your funds are subject to full investment under the plan because your account will be credited with the purchase of whole shares, as well as fractional shares computed to three decimal places. Dividends will be paid not only on whole shares but also proportionately on fractional shares held in your account. Dividends paid on all shares purchased through the plan, including fractional shares, will be used to purchase additional shares of common stock, unless you specify otherwise.

•

You may direct the plan administrator to transfer, at any time and at no cost to you, all or a portion of your shares in the plan to a plan account for another person as long as you meet all of the transfer requirements.

•

The plan offers a “safekeeping” service that allows you to deposit your company stock certificates with the plan administrator at no cost and to have your ownership of common stock purchased under the plan maintained on the plan administrator’s records in uncertificated form as part of your plan account, if you so desire.

•

You will receive statements containing year-to-date information on all plan transactions in your account within a reasonable time after a transaction occurs, as well as on a quarterly basis, that are designed to simplify your recordkeeping.

The primary disadvantages of participating in the plan are as follows:

•

Your investment in shares of common stock purchased under the plan is not different from any investment in shares that you purchase directly. We cannot assure you of a profit or protect against a loss on shares purchased. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the plan.

•

Your participation in the dividend reinvestment program will result in you being treated, for federal income tax purposes, as having received a distribution equal to the fair market value (and not the market price) of the common shares on the date actually acquired from us. In addition, you will be treated as having received a distribution equal to your pro rata share of any brokerage commissions paid by us in connection with the purchase of common shares by the plan administrator from parties other than us. These distributions will be taxable as dividends to the extent of our earnings and profits, and may give rise to a liability for the payment of income tax without providing you with the immediate cash to pay the tax when it becomes due.

•

If you elect to make optional cash purchases, you will be treated, for federal income tax purposes, as having received a distribution equal to the excess, if any, of the fair market value of the common shares on the purchase date over the amount of your optional cash payment. In addition, you will be treated as having received a distribution equal to your pro rata share of any brokerage commissions paid by us in connection with the purchase of common shares by the plan administrator from parties other than us. These distributions will be taxable as dividends to the extent of our earnings and profits, and may give rise to a liability for the payment of income tax without providing you with the immediate cash to pay the tax when it becomes due.

•

You will have limited control over the specific timing of purchases and sales of common stock under the plan. Because the plan administrator must receive funds for a cash purchase prior to the actual purchase date of the common stock, your investments may be exposed to changes in market conditions.

•

We may, in our sole discretion, without prior notice, change our determination as to whether shares of common stock will be purchased by the plan administrator directly from us or through open market or privately negotiated purchases. You will pay your pro rata share of all brokerage commissions in connection with any reinvestment of dividends or optional cash investment in which the plan administrator purchases shares of our common stock on the open market, in which case, you will also pay a minimal transaction fee.

•	No interest will be paid on funds that the plan administrator holds pending investment or that may ultimately be returned to you.

•	The purchase price for shares of common stock purchased under the plan may exceed the price of acquiring shares of common stock on the open market at any given time on the actual purchase date.

•

Sales of common shares credited to your plan account will involve a nominal fee per transaction to be deducted from the proceeds of the sale by the plan administrator (if you request the plan administrator to make such sale), plus any brokerage commission and any applicable stock transfer taxes on the sales.

•	Sales of common shares credited to your plan account may take up to 10 business days to process.

•	You cannot pledge common shares deposited in your plan account until the shares are withdrawn from the plan.

5.	Who administers the plan?

We have appointed American Stock Transfer & Trust Company LLC, our transfer agent, to be the plan administrator.

6.	What are the responsibilities of the plan administrator?

The plan administrator’s responsibilities include:

•	administration of the plan;

•	acting as your agent;

•	keeping records of all plan accounts;

•	sending statements of activity to each participant;

•	purchasing and selling, on your behalf, all common stock under the plan; and

•	the performance of other duties relating to the plan.

Holding Shares. If you purchase shares through optional cash payments and do not choose to have the dividends that are paid with respect to these shares reinvested, you must indicate that the dividends on those shares are not to be reinvested. The plan administrator will hold any shares you choose to enroll in the dividend reinvestment program and will register them in the plan administrator’s name (or that of its nominee) as your agent.

Receipt of Dividends. As record holder for the plan shares, the plan administrator will credit the dividends accrued on your plan shares as of the dividend record date to your plan account on the basis of whole or fractional plan shares held in such account and will automatically reinvest such dividends in additional common stock unless you elect otherwise. Any remaining portion of cash dividends not designated for reinvestment will be sent to you.

Other Responsibilities. The plan administrator also acts as dividend disbursing agent, transfer agent and registrar for our common stock. If the plan administrator resigns or otherwise ceases to act as plan administrator, we will appoint a new plan administrator to administer the plan.

7.	How do I contact the plan administrator?

You should send all correspondence with the administrator to:

American Stock Transfer & Trust Company LLC

6201 15th Avenue

Brooklyn, NY 11219

All transaction processing should be directed to:

American Stock Transfer & Trust Company LLC

P.O. Box 922

Wall Street Station

New York, NY 10269-0560

Please mention Resource Capital Corp. (NYSE symbol “RSO”) and this plan in all correspondence. In addition, you may call the plan administrator at (877) 739-9997 or contact the plan administrator via the internet at www.amstock.com.

8.	Who is eligible to participate in the plan?

The following persons are eligible to participate in the plan:

Record Owners. All record owners (stockholders whose shares are held in their name on the records kept by our transfer agent) of shares of our common stock are eligible to participate directly in the plan.

Beneficial Owners. Beneficial owners (stockholders whose shares are held in the name of a broker, bank or other nominee on the records kept by our transfer agent) of shares of our common stock may participate in two ways. A beneficial owner may participate directly by becoming a record owner by having one or more shares transferred into his or her name from that of the applicable broker, bank or other nominee. Alternatively, a beneficial owner may seek to arrange with the broker, bank or other nominee that is the record owner of his or her shares to participate on the beneficial owner’s behalf.

Non-Stockholders. Individuals who do not presently own any shares of our common stock (as either a record owner or beneficial owner) may participate in the plan by making an initial cash purchase of shares of our common stock through the plan’s stock purchase program.

9.	Are there limitations on participation in the plan other than those described above?

Foreign Law Restrictions. You may not participate in the plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you are a citizen or resident of a country other than the United States, you should confirm that by participating in the plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

REIT Qualification Restrictions. In order for us to maintain our qualification as a REIT, not more than 50% in value of any class or series of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). We may terminate, by written notice at any time, any participant’s individual participation in the plan if such participation would be in violation of the restrictions contained in our Charter or Bylaws, as amended from time to time, that are designed to maintain our compliance with the foregoing ownership limitation. These restrictions prohibit any stockholder,

directly or indirectly, from beneficially owning more than 9.8% in value or in number, whichever is more restrictive, of our outstanding capital stock. Any attempted transfer or acquisition of capital stock that would create a direct or indirect ownership of capital stock in excess of this limit or otherwise result in our disqualification as a REIT will be null and void. Our Charter provides that capital stock subject to this limitation is subject to various rights that we have to enforce this limitation, including transfer of the shares to a trust. This summary of the ownership limitation is qualified in its entirety by reference to our Charter. We reserve the right to invalidate any purchases made under the plan that we determine, in our sole discretion, may violate the 9.8% ownership limit. Any grant of a request for waiver of the maximum monthly optional cash purchase will not be deemed to be a waiver of such ownership limits.

Exclusion from Plan for Short-Term Trading or Other Practices. You should not use the plan to engage in short-term trading activities that could change the normal trading volume of our common stock. If you do engage in short-term trading activities, we may prevent you from participating in the plan. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of shares of our common stock in order to eliminate practices which we determine, in our sole discretion, are not consistent with the purposes or operation of the plan or which may adversely affect the price of our common stock.

Restrictions at Our Discretion. In addition to the restrictions described above, we reserve the right to prevent you from participating in the plan for any other reason. We have the sole discretion to exclude you from or terminate your participation in the plan.

10.	How do I enroll in the plan?

Record Owners. Record owners may join the plan by completing and signing an authorization form and returning it to the plan administrator, or by following the enrollment procedures specified on the plan administrator’s website at www.amstock.com. Authorization forms may be obtained at any time by written request, by contacting the plan administrator at the address and telephone number provided in Question 7, or via the Internet at the plan administrator’s website at www.amstock.com.

Beneficial Owners. A beneficial owner may request that the number of shares the beneficial owner wishes to be enrolled in the plan be registered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan. Alternatively, beneficial owners who wish to join the plan may instruct their broker, bank or other nominee to arrange participation in the plan on the beneficial owner’s behalf. The broker, bank or other nominee should then make arrangements with its securities depository, and the securities depository will provide the plan administrator with the information necessary to allow the beneficial owner to participate in the plan.

To facilitate participation by beneficial owners, we have made arrangements with the plan administrator to reinvest dividends and accept optional cash payments under the stock purchase program by record holders such as brokers, banks and other nominees, on behalf of beneficial owners. If you are an interested beneficial owner, be sure that your broker, bank or other nominee passes along the proceeds of any applicable discount to your account.

Alternatively, a beneficial owner may simply request that the number of shares the beneficial owner wishes to be enrolled in the plan be reregistered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan.

Non-Stockholders. A non-stockholder may join the plan as a record owner by making an initial investment in an amount of at least $100 and up to a maximum of $5,000 (unless we specifically waive the maximum limit). The non-stockholder should complete the portions of the authorization form for a non-stockholder wishing to become a participant and should designate the amount of the initial purchase of common stock. At the same time, the new participant may designate all or none of the purchased shares to be enrolled in the dividend reinvestment program. The non-stockholder may also follow the enrollment procedures specified on the plan administrator’s website at www.amstock.com to join the plan.

Optional Cash Payments through Automatic Deductions. You may elect to have optional cash payments made through electronic fund transfers by completing an automatic cash investment application, which is available from the plan administrator at the address and telephone number provided in Question 7, or by logging on to www.amstock.com, and providing both your bank account number and your bank’s routing number. The automatic cash investment application must be accompanied by a voided bank check or deposit slip for the account from which you authorize the plan administrator to draw the funds. Once the application is received and processed (which normally takes approximately two (2) business days), funds will automatically be deducted from the designated account on the tenth (10th ) business day prior to each investment date and will be invested on such investment date. In addition, you can also choose to invest monthly through automatic deductions. Automatic deductions are subject to the same monthly dollar maximum and minimum as other optional cash payments.

11.	When will my participation in the plan begin?

If you are a current stockholder and your authorization form is received by the plan administrator by the record date established for a particular dividend, reinvestment will commence with that dividend. If your authorization form is received after the record date established for a particular dividend, reinvestment will begin on the dividend payment date following the next record date if you are, or your broker, bank or other nominee is, still a record owner. Additionally, if you have submitted your authorization form and thus are enrolled in the plan and you wish to make optional cash payments to purchase shares under the stock purchase program, the plan administrator must receive full payment by two (2) business days before the relevant investment date.

In the case of current non-stockholders making an initial investment, both the authorization form and full payment of their designated initial investment must be received by three (3) business days before the relevant investment date.

Once you enroll in the plan, you will remain enrolled in the plan until you withdraw from the plan, we terminate your participation in the plan or we terminate the plan.

12.	What does the authorization form provide?

The authorization form appoints the plan administrator as your agent and directs us to pay to the plan administrator, on the applicable record date, the cash dividends on your common stock that are enrolled in the dividend reinvestment program, including all whole and fractional shares of common stock that are subsequently credited to your plan account, as they are added with each reinvestment or optional cash purchase designated for reinvestment. These cash dividends with respect to shares enrolled in the dividend reinvestment program will be automatically reinvested by the plan administrator in common stock. Any remaining cash dividends with respect to shares not enrolled in the dividend reinvestment program will be paid directly to you.

Additionally, the authorization form directs the plan administrator to purchase common stock with your optional cash payments, if any, and whether to enroll all or none of such purchased shares in the dividend reinvestment program.

The authorization form provides for the purchase of initial or additional common stock through the following investment options:

•

“Full Dividend Reinvestment”—If this option is elected, the plan administrator will apply all cash dividends on all common shares then or subsequently registered in your name, and all cash dividends on all plan shares (except as otherwise directed under “Optional Cash Payments” below), together with any optional cash payments, toward the purchase of additional plan shares.

•	“Partial Dividend Reinvestment”—If this option is elected, the plan administrator will apply all cash dividends on only the number of common shares then or subsequently registered in your name and specified on the authorization form and all cash dividends on all plan shares (except as otherwise directed under “Optional Cash Payments” below), together with any optional cash payments, toward the purchase of additional plan shares. Under the Emergency Economic Stabilization Act, passed by Congress in 2008, if you choose a partial dividend reinvestment, you must reinvest at least 10% of your dividend distribution.

•

“Optional Cash Payments Only”—If this option is elected, the plan administrator will apply any optional cash payments made by you to the purchase of additional common shares in accordance with the plan and will apply dividends on such additional plan shares as directed by you.

Unless you designate otherwise, you will be enrolled as having selected the full dividend reinvestment option for your plan shares. In addition, if you return a properly executed authorization form to the plan administrator without electing an investment option, you will be enrolled as having selected the full dividend reinvestment option.

You may select any one of the options desired, and the designated options will remain in effect until you specify otherwise by indicating a different option on a new authorization form, by withdrawing some or all shares from the plan in favor of receiving cash dividends or in order to sell your common stock, or until the plan is terminated.

13.	What does the plan administrator’s website provide?

Instead of submitting an authorization form, you can participate in the plan by accessing the plan administrator’s website at www.amstock.com. You may do the following online:

•	enroll or terminate your participation in the plan;

•	make initial and additional purchases of common stock;

•	sell shares of common stock;

•	request a stock certificate for non-fractional shares of common stock held in your plan account; and

•	view your account history and balances.

14.	How does the optional stock purchase program work?

All current record owners and non-stockholders who have timely submitted signed authorization forms or online requests via www.amstock.com indicating their intention to participate in this program of the plan, and beneficial owners whose brokers, banks or other nominees have timely submitted authorization forms or online requests via www.amstock.com indicating their intention to participate in this program, are eligible to make optional cash payments during any month, whether or not a dividend is declared. Each month the plan administrator will apply any optional cash payment received from a participant by the deadline described below to the purchase of additional common stock for the account of the participant on the following investment date and will enroll all such shares in the dividend reinvestment program unless the participant requests that such shares not be subject to the dividend reinvestment program.

Deadline for Submitting Optional Cash Payments. Optional cash payments will be invested every month on the related investment date, which will generally be the 15th of each month or, if such date is not a business day, the first business day thereafter. The deadline for submitting optional cash payments is two (2) business days prior to the relevant investment date. A separate deadline exists for optional cash payments in excess of $5,000. See Question 20.

Each month the plan administrator will apply an optional cash payment for which funds are timely received to the purchase of common stock for your account on the next investment date. In order for funds to be invested on the next investment date, the plan administrator must have received a check, money order or wire transfer by the deadline for submitting optional cash payments. Checks and money orders are accepted subject to timely collection of funds and verification of compliance with the terms of the plan. Checks or money orders should be made payable to “American Stock Transfer & Trust Company—Resource Capital Corp. DRSPP.” Checks returned for any reason will not be resubmitted for collection. The administrator reserves the right to sell any shares that have been purchased for your account to recover the amount of a returned check. In addition, the administrator may have to sell additional shares from your account if the sale of the shares purchased in your account is not sufficient to cover the returned check. Additionally, shares will be sold from a participant’s account to offset a $25 returned check fee.

No Interest on Optional Cash Payments. No interest will be paid by us or the plan administrator on optional cash payments pending investment. Since no interest is paid on cash held by the plan administrator, it normally will be in your best interest to defer optional cash payments until shortly before the deadline described above. Generally, optional cash payments received after the deadline will be held by the plan administrator and invested on the next investment date.

Refunds of Uninvested Optional Cash Payments. With respect to optional cash payments that have been delivered by you to the plan administrator, upon written request to the plan administrator received at least five (5) business days prior to the deadline for submitting optional cash payments for a particular investment date, your optional cash payments will be returned to you as soon as practicable. Requests received less than five (5) business days prior to such date will not be returned but instead will be held by the plan administrator and invested on the next investment date.

If the threshold price (as determined below), if any, applicable to optional cash payments made pursuant to requests for waiver of the maximum limit on optional cash payments shall not have been met, optional cash payments will be returned by check, without interest, as soon as practicable after the applicable period in which the price of the common stock is determined. Notwithstanding the foregoing, as an alternative to returning any optional cash payment, at your request we may permit you to make such optional cash payment at or above the threshold price, even if such threshold price has not been met. It will be in our sole discretion whether to permit such purchases.

15.	What will be the price of shares purchased under the plan?

The price of shares for dividend reinvestment and optional cash purchases of $5,000 or less will be determined as follows:

•

If the shares are purchased from us, the purchase price will be equal to 100% of the volume weighted average price, rounded to four decimal places, of our common shares on the New York Stock Exchange Composite Tape as reported by Bloomberg, LP during trading hours from 9:30 a.m. to 4:00 p.m., Eastern time (through and including the closing print) for the relevant purchase date. We may elect to offer a discount with respect to optional cash purchases ranging from 0% to 5% from such purchase price, which discount may vary each month. This discount may, but need not, be the same as the discount we offer for optional cash investments in excess of $5,000 pursuant to requests for waiver. We may offer a discount on either, both or neither of optional purchases of $5,000 or less and optional purchases in excess of $5,000 pursuant to requests for waiver, in our sole discretion. Any discount will be established at our sole discretion after a review of current market conditions, the level of participation in the plan, the attractiveness of obtaining funds through the sale of common shares as opposed to other sources of funds and current and projected capital needs. Our decision to set a discount in a particular month shall not affect the setting of a discount for any subsequent month. No discount to the purchase price is available under the plan with respect to dividend reinvestments.

•

In order to maintain our qualification as a real estate investment trust, we will not sell our shares through dividend reinvestment or optional cash purchases at a price that is less than 95% of the fair market value of a common share on the applicable purchase date. As a result, for each month in which shares are purchased from us, we will compare the purchase price calculated as described in the preceding bullet, net of any applicable discount, to a price equal to 95% of the average of the daily high and low sales prices of our shares, as traded only on the NYSE during regular NYSE trading hours, on the applicable purchase date. If the purchase price calculated as described in the preceding bullet, net of any discount, is less than the price calculated under this 95% test, we will use the price calculated under this 95% test as the purchase price for such dividend reinvestments or optional cash investments.

•

If the shares are purchased in the open market or privately negotiated transactions, the purchase price will be the average price per share of shares purchased. You will be subject to minimal investment fees in connection with open market purchases.

The purchase price for shares purchased pursuant to a request for waiver is discussed in response to Question 20.

16.	How will the number of shares purchased for my account be determined?

Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to the total amount to be invested on your behalf, divided by the applicable price per share, calculated pursuant to the methods described above, as applicable.

The total amount to be invested will depend on the amount of any dividends paid on the number of shares you own and have designated for reinvestment, and the amount of any optional cash payments you have made and available for investment on the related investment date. Subject to the availability of common stock registered for issuance under the plan and our 9.8% ownership limitation, there is no total maximum number of shares available for issuance pursuant to the reinvestment of dividends.

The amount of reinvested dividends to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes.

17.	What is the source of common stock purchased under the plan?

The plan administrator will purchase common stock either directly from us or from parties other than us, either on the open market or through privately negotiated transactions, or by a combination of the foregoing. We will determine the source of the common stock to be purchased under the plan after a review of current market conditions and our current and projected capital needs. We and the plan administrator are not required to provide any written notice to you as to the source of the common stock to be purchased under the plan.

18.	What are investment dates and when will dividends or other money be invested?

Shares purchased under the plan will be purchased on the “investment date” in each month. The investment date with respect to the common stock acquired pursuant to dividend reinvestments will be (i) if acquired directly from us, the quarterly dividend payment date declared by our Board of Directors or (ii) in the case of open market purchases, as soon as practicable following the date or dates of actual investment. The investment date for shares acquired pursuant to optional cash payments up to $5,000 will be (i) if acquired directly from us, generally the fifteenth (15th ) of each month or, if such date is not a business day, the first business day thereafter or (ii) in the case of open market purchases, as soon as practicable following the date or dates of actual investment. The investment date for shares acquired pursuant to optional cash payments in excess of $5,000 is discussed in Question 20.

For the reinvestment of dividends, the record date is the record date declared by our Board of Directors for that dividend. Likewise, the dividend payment date declared by the Board of Directors constitutes the investment date. In the past, record dates for dividends generally have preceded the dividend payment dates by approximately 15-30 days. We historically have paid dividends on or about the fifteenth (15th ) day of each January, April, July and October. We cannot assure you that we will pay dividends according to this schedule in the future, and nothing contained in the plan obligates us to do so. Neither we nor the plan administrator will be liable when conditions, including compliance with the rules and regulations of the Securities and Exchange Commission, prevent the plan administrator from buying common stock or interfere with the timing of purchases. We pay dividends as and when declared by our Board of Directors. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the plan obligates us to do so. The plan does not represent a guarantee of future dividends.

Shares will be allocated and credited to your plan accounts on the appropriate investment date.

No interest will be paid on cash dividends pending investment or reinvestment under the terms of the plan.

19.	What limitations apply to optional cash payments?

For any investment date that you choose to make an optional cash payment, you must invest at least $100 but not more than $5,000. For purposes of these limitations, all plan accounts under common control, management or representation by a broker, bank or other nominee will be aggregated. Optional cash payments of less than $100 and that portion of any optional cash payment which exceeds the maximum monthly purchase limit of $5,000, unless we have waived such maximum limit, will be returned to you without interest after the applicable period in which the price of the common stock is determined.

20.	How do I make optional cash payments over the $5,000 maximum monthly amount?

Investments in excess of $5,000 per month may be made only pursuant to our acceptance of a request to make an optional cash investment in excess of $5,000, which shall be made on a request for waiver form. We expect to approve requests from financial intermediaries, including brokers and dealers, and other participants from time to time.

We have the sole discretion to approve or reject any request to make an optional cash investment in excess of the $5,000 maximum allowable amount during any month. We may grant such requests by any method that we determine to be appropriate. We also may adjust the amount that you may invest. We may grant requests for waiver with overlapping applicable pricing periods on different terms. We discuss pricing periods in “Purchase Price of Shares for Optional Cash Purchases in Excess of $5,000” below. Neither we nor the plan administrator is required to disclose to anyone who submits a request for waiver notice of the terms of any other requests for waiver we may receive or approve. We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $5,000 for one or more participants in the plan or new investors, at any time and from time to time, prior to the granting of any request for waiver. In deciding whether to approve your request, we may consider, among other things, the following factors:

•	our need for additional funds;

•	our desire to obtain such additional funds through the sale of our common shares as compared to other sources of funds;

•	the purchase price likely to apply to any sale of our common shares;

•	the extent and nature of your prior participation in the plan;

•	the number of common shares you hold of record;

•	the total amount of optional cash investments in excess of $5,000 for which requests have been submitted;

•	the order of our receipt of each request; and

•	whether, at the time of such request, the plan administrator is acquiring our common shares for the plan directly from us or through open market transactions.

We will decide whether to approve a submitted request for waiver within three business days of the receipt of the request. If you do not receive a response from us in connection with your request, you should assume that we have denied your request.

If a request is approved, funds must be received by the plan administrator by wire transfer no later than 3:00 P.M., Eastern time, one business day prior to the first day of the applicable pricing period. To obtain a request form or additional information, a participant visit the plan administrator’s website, at www.amstock.com or visit our website at www.resourcecapitalcorp.com. Completed request forms should be emailed directly to us at waiver@resourcecapitalcorp.com or delivered by such other method as we may establish from time to time.

Purchase Price of Shares for Optional Cash Purchases in Excess of $5,000. Shares purchased pursuant to an approved request for waiver will be purchased directly from us as described herein. A submitted request for waiver must propose, and we may accept by approving that request for waiver, a pricing period, which must be a period consisting of between one to 12 separate days during which trading of our common stock is reported on the NYSE. Each of these separate days will be a purchase date, and an equal proportion of your optional cash purchase will be invested on each trading day during such pricing period, subject to the qualifications listed below. The purchase price for shares acquired on a particular purchase date will be equal to 100% (subject to change as provided below) of the volume weighted average price, rounded to four decimal places, of our common shares reported on the New York Stock Exchange Composite Tape as reported by Bloomberg, LP during trading hours from 9:30 a.m. to 4:00 p.m., Eastern time (through and including the closing print), for that purchase date. The terms of an approved request for waiver may provide for a waiver discount reducing the applicable purchase price and for a threshold price below which purchases will not be made, all as more fully described below. Plan shares will not be available to plan participants until the conclusion of each month’s pricing period or investment, unless we activate the continuous settlement feature (see below).

The plan administrator will apply all optional cash purchases made pursuant to a request for waiver for which good funds are received on or before the first business day before the pricing period to the purchase of shares of our common stock on each purchase date of the applicable pricing period.

Waiver Discount. A submitted request for waiver may propose, and we may accept by approving that request for waiver, a discount from the market price applicable to optional cash purchases made pursuant to a request for waiver. This discount, which we refer to as the waiver discount, may be between 0% and 5% of the purchase price and may vary among any requests for waiver we accept, including those with overlapping pricing periods.

Any waiver discount will be approved at our sole discretion after a review of current market conditions, the level of participation in the plan, the attractiveness of obtaining such additional funds through the sale of common shares as compared to other sources of funds and current and projected capital needs. Establishing a waiver discount for a particular request will not affect the establishment of a waiver discount for any other request for waiver. The waiver discount will apply only to optional cash purchases of more than $5,000. The waiver discount will apply to the entire optional cash purchase and not just the portion of the optional cash purchase that exceeds $5,000.

Threshold Price. A submitted request for waiver may propose, and we may accept by approving that request for waiver, a minimum price, or threshold price, applicable to optional cash purchases made pursuant to that request for waiver. Any threshold price will be approved at our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. Any threshold price we approve may vary among any requests for waiver we accept, including those with overlapping pricing periods.

If established for any pricing period, the threshold price will be stated as a dollar amount that the volume weighted average price, rounded to four decimal places, of our common shares on the New York Stock Exchange Composite Tape as reported by Bloomberg, LP during trading hours from 9:30 a.m. to 4:00 p.m., Eastern time

(through and including the closing print), for each trading day of such pricing period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the pricing period any trading day that the unsolicited volume weighted average price is less than the threshold price. We also will exclude from the pricing period and from the determination of the purchase price any day in which no trades of common shares are made on the NYSE. For example, and except as set forth below, if a 10 day pricing period is set, and the threshold price is not met for two of the trading days in that 10 day pricing period, then we will return 2/10 (20%) of the funds you submitted in connection with your request for waiver, unless we have activated the pricing period extension feature for the pricing period which is described below.

Notwithstanding the foregoing, as an alternative to returning any optional cash payment, at your request, we may permit you to make such optional cash payment at or above the threshold price, even if such threshold price has not been met. It will be in our sole discretion whether to permit such purchases.

REIT Compliance Minimum Price. In order to maintain our qualification as a real estate investment trust, we will not sell our shares through optional cash purchases made pursuant to a request for waiver at a price that is less than 95% of the fair market value of a common share on the applicable purchase date. As a result, we will compare the purchase price calculated as described above, net of any applicable discount and subject to any threshold price, to a price equal to 95% of the average of the daily high and low sales prices of our shares, as traded only on the NYSE during regular NYSE trading hours, on the applicable purchase date. If the purchase price calculated as described above, net of any discount and subject to any threshold price, is less than the price calculated under this 95% test, we will use the price calculated under this 95% test as the purchase price for such optional cash investments.

Pricing Period Extension Feature. A submitted request for waiver may propose, and we may accept by approving that request for waiver, activating the pricing period extension feature which will provide that the initial pricing period will be extended by the number of days that the threshold price is not satisfied, or on which there are no trades of our common shares reported by the NYSE, subject to a maximum of five trading days. If we agree to activate the pricing period extension feature and the threshold price is satisfied for any additional day that has been added to the initial pricing period, that day will be included as one of the trading days for the pricing period in lieu of the day on which the threshold price was not met or trades of our common shares were not reported. For example, if the determined pricing period is 10 days, and the threshold price is not satisfied for two out of those 10 days in the initial pricing period, and we had previously announced at the time of the request for waiver acceptance that the pricing period extension feature was activated, then the pricing period will automatically be extended, and if the threshold price is satisfied on the next two trading days (or a subset thereof), then those two days (or a subset thereof) will become purchase dates in lieu of the two days on which the threshold price was not met. As a result, because there were 10 trading days during the initial and extended pricing period on which the threshold price was satisfied, all of the optional cash purchase funds will be invested.

Continuous Settlement Feature. A submitted request for waiver may propose, and we may accept by approving that request for waiver, activating the continuous settlement feature. If the continuous settlement feature is activated, shares will be available to plan participants within three business days of each purchase date beginning on the first trading day in the relevant pricing period and ending on the final trading day in the relevant pricing period, with an equal amount being invested on each such day, subject to the qualifications set forth above.

Return of Unsubscribed Funds. Except as set forth below, we will return a portion of the funds for each optional cash purchase request in excess of $5,000 for each trading day of a pricing period or extended pricing period, if applicable, for which the threshold price is not met or for each day in which no trades of common stock are reported on the NYSE, which we refer to as unsubscribed funds. Any unsubscribed funds will be returned within five business days after the last day of the pricing period, or if applicable, the extended pricing period, without interest. The amount returned will be based on the number of days during which the threshold price was not met compared to the number of days in the pricing period or extended pricing period. For example, the returned amount in a 10 day pricing period will equal 10% of the total amount of such optional cash purchase (not just the amount exceeding $5,000) for each trading day that the threshold price is not met or for each trading day in which sales are not reported.

Notwithstanding the foregoing, as an alternative to returning any optional cash payment, at your request, we may permit you to make such optional cash payment at or above the threshold price, even if such threshold price has not been met. It will be in our sole discretion whether to permit such purchases.

21.	Will I incur expenses in connection with my participation under the plan?

You will not pay brokerage commissions or service fees to purchase common shares through the plan, except for returned check fees discussed in Question 14 above. We will pay all other costs of administration of the plan. If you elect to send certificates for any other of our common shares that you own to the plan administrator for safekeeping, you will incur a fee of $7.50 for this service payable each time you send certificates to the plan administrator. However, if you request that the plan administrator sell all or any portion of your shares, you will incur fees as described under Question 26 below.

22.	How will I keep track of my investments?

You will receive a statement of your account following each purchase of additional shares, whether by reinvestment of dividends or by optional cash payments. This detailed statement will provide you with the following information with respect to your plan account:

•	total number of shares of common stock purchased, including fractional shares;

•	price paid per share of common stock;

•	date of stock purchases; and

•	total number of shares of common stock in your plan account.

You should retain these statements to determine the tax cost basis of the shares purchased for your account under the plan. In addition, you will receive copies of other communications sent to our stockholders, including our annual report to stockholders, the notice of annual meeting and proxy statement in connection with our annual meeting of stockholders and Internal Revenue Service information for reporting dividends paid.

You can also view your account history and balance online by accessing the plan administrator’s website at www.amstock.com.

23.	Will I be credited with dividends on fractions of shares?

Yes. Any fractional share held in your plan account that has been designated for participation in the dividend reinvestment program of the plan will receive a proportionate amount of any dividend declared on our common stock.

24.	Will I receive certificates for shares purchased?

Safekeeping of Certificates. Normally, common stock purchased for you under the plan will be held in the name of the plan administrator or its nominee. The plan administrator will credit the shares to your plan account in “book-entry” form. This service protects against loss, theft or destruction of certificates evidencing common stock.

You may also elect to deposit with the plan administrator certificates for other shares of common stock that you own and that are registered in your name for safekeeping under the plan for a one-time fee of $7.50 payable each time you send certificates for safekeeping. The plan administrator will credit the common stock represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common stock through the plan. Because you bear the risk of loss in sending certificates to the plan administrator, you should send certificates by registered mail, return receipt requested, and properly insured to the address specified in Question 7 above.

Issuance of Certificates. No certificates will be issued to you for shares in the plan unless you submit a written request to the plan administrator or until your participation in the plan is terminated. At any time, you may request the plan administrator to send a certificate for some or all of the whole shares credited to your account. This request should be mailed to the plan administrator at the address set forth in the answer to Question 7 or made via the Internet at www.amstock.com. There is no fee for this service. Any remaining whole shares and any fraction of a share will remain credited to your plan account. Certificates for fractional shares will not be issued under any circumstances.

25.	In whose name will certificates be registered when issued?

Your plan account will be maintained in the name in which your certificates were registered at the time of your enrollment in the plan. Stock certificates for those shares purchased under the plan will be similarly registered when issued upon your request. If your shares are held through a broker, bank or other nominee, such request must be placed through your broker, bank or other nominee.

26.	How do I sell shares held in my plan account?

You may contact the plan administrator to sell all or any part of the shares held in your plan account. After receipt of your request, the plan administrator will sell the shares through a designated broker or dealer. The plan administrator will mail to you a check for the proceeds of the sale, less applicable brokerage commissions, service charges and any taxes. The plan administrator will sell shares as often as daily but at least within five (5) business days of receipt of the sale request, at then current market prices through one or more brokerage firms. If you sell or transfer only a portion of the shares in your plan account, you will remain a participant in the plan and may continue to make optional cash investments and reinvest dividends. If you have elected to have your dividends reinvested, the plan administrator will continue to reinvest the dividends on the shares credited to your account unless you notify the plan administrator that you wish to withdraw from the plan.

The plan requires you to pay all costs associated with the sale of your shares under the plan. You will receive the proceeds of the sale, less a $15 service fee per transaction and a $0.10 per share brokerage commission paid to the plan administrator and any other applicable fees.

If the plan administrator sells all shares held in your plan account, the plan administrator will automatically terminate your account. In this case, you will have to complete and file a new authorization form to rejoin the plan.

27.	When may I withdraw from the plan?

You may withdraw from the plan with respect to all or a portion of the shares held in your plan account at any time. If the request to withdraw is received prior to a dividend record date set by our Board of Directors for determining stockholders of record entitled to receive a dividend, the request will be processed on the first business day following receipt of the request by the plan administrator.

If the request to withdraw from the plan is received by the plan administrator at least three (3) business days prior to the dividend payable date, then that dividend will be paid out in cash to the participant. However, if the request to withdraw from the plan is received less than three (3) business days prior to the dividend payable date, then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances.

Any optional cash payments which have been sent to the plan administrator prior to a request for withdrawal will also be invested on the next investment date unless you expressly request return of that payment in the request for withdrawal, and the request for withdrawal is received by the plan administrator at least five (5) business days prior to the deadline for submitting such optional cash payments.

28.	How do I withdraw from the plan?

If you wish to withdraw from the plan with respect to all or a portion of the shares in your plan account, you must notify the plan administrator in writing at its mailing address or via its Internet address specified in the answer to Question 7. Upon your withdrawal from the plan or our termination of the plan, certificates for the appropriate number of whole shares credited to your account under the plan will be issued free of charge. A cash payment will be made for any fraction of a share.

Upon withdrawal from the plan, you may also request in writing that the plan administrator sell all or part of the shares credited to your plan account.

29.	What are some of the tax consequences of my participation in the plan?

You are encouraged to consult your personal tax advisor with specific reference to your own tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchase of shares under the plan, your tax basis and holding period for shares acquired under the plan and the character, amount and tax treatment of any gain or loss realized on the disposition of shares. The following is a brief summary of the material federal income tax considerations applicable to the plan, is for general information only, and does not constitute tax advice.

If you participate in the dividend reinvestment program under the plan and your dividends are reinvested in our common stock purchased directly from us, you will be treated for federal income tax purposes as having received, on the purchase date, a distribution in an amount equal to the fair market value of the shares on the date the shares were acquired with reinvested dividends. The amount of distribution deemed received (and that will be reported on the Form 1099-DIV that you receive) may exceed the amount of the cash dividend that was reinvested as a result of your receipt of a discount under the plan. For federal income tax purposes, the fair market value of shares acquired under the plan will likely be treated as equal to the average of the high and low sale prices of shares on the related purchase date. The trading value on that specific date may vary from the market price determined under the plan for such shares.

If you participate in the dividend reinvestment program under the plan and your dividends are reinvested in our common stock purchased from parties other than us, either in the open market or in privately negotiated transactions, you will be treated for federal income tax purposes as having received (and will receive a Form 1099-DIV reporting) a distribution in an amount equal to the fair market value of the shares on the date the shares were acquired with reinvested dividends (plus expenses, if any, deducted from the amount of the distribution reinvested). If in the future we offer a discount on common shares purchased from parties other than us, the amount of the distribution you will be treated as having received may exceed the cash distribution reinvested as a result of any such discount.

If you participate in both the dividend reinvestment and the share purchase features of the plan and you purchase common shares through the share purchase plan, you will be treated for federal income tax purposes as having received a distribution from us with respect to the shares equal to the fair market value on the investment date of shares less the amount paid by you for such shares (plus any expenses paid by you).

Although the tax treatment with respect to a shareholder who participates only in the share purchase program and does not participate in the dividend reinvestment program is not entirely clear, we will report any discount you receive under the plan as a distribution to you on Form 1099-DIV. You are urged to consult with your tax advisor regarding the tax treatment to you of receiving a discount on cash investments in shares of our common shares through the plan.

The shares you receive under the dividend reinvestment plan will have a tax basis equal to the fair market value of the shares on the date the shares were acquired plus your pro rata share of any brokerage fees paid by us. Shares acquired through the share purchase program under the plan should have a tax basis equal to the amount of the payment plus the pro rata amount of any brokerage commissions paid by us that is includible in your taxable income and the excess, if any, of the fair market value of the shares purchased over the amount of the payment, but only to the extent such excess is treated as a taxable dividend.

The distributions you receive under the plan will be taxable as dividends to the extent of our current or accumulated earnings and profits. To the extent the distributions are in excess of our current or accumulated earnings and profits, the excess portion will be treated first as a tax-free return of capital, reducing the tax basis in your shares, and to the extent in excess of your tax basis will be taxable as gain realized from the sale of your shares. In addition, if we designate part or all of our distributions as capital gain dividends, those designated amounts will be treated by you as long-term capital gains.

Your holding period for shares acquired pursuant to either program under the plan will begin on the day following the purchase date. Dividends received by corporate shareholders will not be eligible for the dividends received deduction. You will not realize any taxable income upon receipt of certificates for whole shares credited to your account, either upon your request for certain of those shares or upon termination of participation in the plan.

You will realize gain or loss upon the sale or exchange of shares acquired under the plan. You will also realize gain or loss upon receipt, following termination of participation in the plan, of a cash payment for any fractional share equivalent credited to your account. The amount of any such gain or loss will be the difference between the amount that you received for the shares or fractional share equivalent and the tax basis thereof.

If you are a foreign shareholder whose dividends are subject to United States income tax withholding or a domestic shareholder whose dividends are subject to backup withholding taxes, the plan administrator will reinvest an amount equal to the dividend less the amount of any tax required to be withheld. Amounts withheld from dividends will be paid to the United States Treasury and the affected participants will be advised of the amount withheld. Foreign shareholders who elect to make optional cash payments only will continue to receive regular cash dividends on shares registered in their names in the same manner as if they were not participating in this plan. Funds for optional cash payments must be in United States dollars and will be invested in the same way as payments from other participants.

Based on a series of recent private rulings issued by the IRS, we intend to take the position that administrative expenses of the plan paid by us are not considered to be distributions to participants for federal income tax purposes.

30.	May shares in my account be pledged?

You may not pledge any of the common stock in your plan account. Any attempted pledge of these shares will be void. If you wish to pledge shares, you must first withdraw them from the plan.

31.	If we issue rights to purchase securities to the holders of common stock, how will the rights on plan shares be handled?

In the event that we make available to the holders of our common stock rights to purchase additional shares of common stock or any other securities, the plan administrator will sell these rights (if the rights are saleable and detachable from the common stock) accruing to common stock held by the plan administrator for you and invest the proceeds in additional shares of common stock on the next dividend payment date for the common stock. In the event these rights are not saleable or detachable, the plan will hold the rights for your benefit. If you wish to receive directly any of these rights, you may do so by sending to the plan administrator, at least five (5) business days before the rights offering record date, a written request that certificates for shares in your account be sent to you.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

32.	What happens if we declare a dividend payable in shares or declare a share split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your plan account will be added to that account. Share dividends or split shares which are attributable to shares registered in your own name and not in your plan account will be mailed directly to you as in the case of stockholders not participating in the plan.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

33.	How will shares held by the plan administrator be voted at meetings of stockholders?

If you are a record owner, you will receive a proxy card covering both directly held shares and shares held in the plan. If you hold your shares through a broker, bank or other nominee, you should receive a proxy covering shares held in the plan from your broker, bank or other nominee.

If a proxy is returned properly signed and marked for voting, all of the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of your shares will be voted in accordance with the recommendations of our Board of Directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, shares registered in your name may be voted only by you and only in person.

34.	What are our responsibilities and those of the plan administrator under the plan?

Neither we, any of our agents nor the plan administrator, will be liable in administering the plan for any act done in good faith or required by applicable law or for any good faith omission to act, including, without limitation, any claim of liability (i) arising out of failure to terminate your account upon your death or judgment of incompetence prior to the plan administrator’s receipt of notice in writing of such death or judgment of incompetence, (ii) with respect to the price at which shares are purchased or sold and/or the times when such purchases or sales are made, or (iii) relating to any fluctuation in the market value of the common stock.

Neither we, any of our agents nor the plan administrator will have any duties, responsibilities or liabilities other than those expressly set forth in the plan or as imposed by applicable laws, including federal securities laws. Since the plan administrator has assumed all responsibility for administering the plan, we specifically disclaim any responsibility for any of the plan administrator’s actions or inactions in connection with the administration of the plan. None of our directors, officers, employees or stockholders will have any personal liability under the plan.

We, any of our agents and the plan administrator will be entitled to rely on completed forms and the proof of due authority to participate in the plan, without further responsibility of investigation or inquiry.

35.	What will be my responsibilities under the plan?

Your plan shares may revert to the state in which you live in the event that the shares are deemed, under your state’s laws, to have been abandoned by you. For this reason, you should notify the plan administrator promptly in writing of any change of address. The plan administrator will address account statements and other communications to you at the last address of record you provide to the plan administrator.

You will have no right to draw checks or drafts against your plan account or to instruct the plan administrator with respect to any common stock or cash held by the plan administrator except as expressly provided herein.

36.	May the plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the plan at any time. Notice will be sent to you of any suspension or termination, or of any amendment that alters the plan terms and conditions, as soon as practicable after we take such an action. We may also substitute another agent in place of the current plan administrator at any time; you will be promptly informed of any such substitution. We will determine any questions of interpretation arising under the plan and any such determination will be final.

37.	Are there any risks associated with the plan?

Your investment in shares held in your plan account is no different from your investment in shares held directly. Neither we nor the plan administrator can assure you a profit or protect you against a loss on the shares that you purchase. You bear the risk of any loss and enjoy the benefits of any gain from market price changes with respect to such shares. You should read carefully the risk factors described in our Securities and Exchange Commission filings before investing in our common stock.

38.	How will you interpret and regulate the plan?

We will interpret, regulate and take any other action in connection with the plan that we deem reasonably necessary to carry out the plan. We may adopt rules and regulations to facilitate the administration of the plan. As a participant in the plan, you will be bound by any actions taken by us or the plan administrator.

39.	What law governs the plan?

The terms and conditions of the plan and its operation will be governed by the laws of the Commonwealth of Pennsylvania.

DESCRIPTION OF COMMON STOCK

The following is a summary description of our common stock. Copies of our charter and bylaws are available upon request. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, both having par value $0.001 per share. As of May 8, 2013, we had 126,976,433 shares of common stock outstanding, 676,373 shares of Series A Cumulative Redeemable Preferred Stock outstanding and 2,491,345 shares of Series B Cumulative Redeemable Preferred Stock outstanding. Under Maryland law, our stockholders are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, distributions and voting and, when issued and paid for, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, appraisal, preferential exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock will be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to our charter restrictions on the transfer and ownership of our stock and except as may be specified otherwise in the terms of any class or series of our common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors and holders of less than a majority of such shares will be unable to elect any director.

Power to Reclassify Unissued Shares of Our Capital Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Before issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on the transfer and ownership of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to amend the charter without stockholder approval to increase the total number of authorized shares of our stock or any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the second half of any calendar year.

Our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own and may prohibit certain entities from owning our shares. Our charter provides that (subject to certain exceptions described below) no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our capital stock. Our board may, in its sole discretion, waive the 9.8% ownership limit with respect to a particular stockholder if it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize our qualification as a REIT. Our board has waived the ownership limit for Omega Advisors, in its capacity as the manager of funds and investment accounts, and Resource America. Our board has set Omega’s and Resource America’s ownership limit at 15% of our outstanding capital stock in the aggregate, provided that no one of Omega’s funds or accounts can own more than 9.8% of our outstanding capital stock. Our board may reduce each of these ownership limits at its discretion; however, any such reduction will not be effective as to shares then owned by Omega’s funds and accounts or by Resource America in excess of the reduced limit. Each such fund or account would be deemed to be a separate holder for Internal Revenue Code purposes.

Our charter also prohibits any person from:

•

beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, or

•	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the foregoing restrictions. The person seeking an exemption must provide to our board of directors such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our qualification as a REIT. Our board of directors may also require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our qualification as a REIT.

Our charter provides that, until all classes of our equity securities are “publicly-traded” for purposes of resolutions issued by the U.S. Department of Labor regarding assets of benefit plans, which we refer to as the DOL Plan Asset Regulations, equity participation in any class of our capital stock by benefit plan investors is limited to less than 25% in the aggregate, disregarding for such purposes any stock held by persons or their affiliates who have discretionary authority or control over our assets or who provide investment advice for a fee with respect to our assets (such as the Manager and its affiliates), so that such participation in that class of our stock by benefit plan investors will not be deemed to be “significant.” Any attempted transfer of our stock which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our charter) before the date of the transfer.

If, for any reason, the transfer to the trust does not occur, our charter provides that the purported transfer in violation of the restrictions will be void ab initio. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Any distribution paid before our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any distribution authorized but unpaid will be paid when due to the trustee. Any distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of:

•

the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust, and

•

the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, before our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift), and

•	the market price on the date we, or our designee, accept the offer.

We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our stock, including shares of common stock, in value or number, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock which the owner beneficially owns and a description of the manner in which the shares are held. Each owner must provide us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations. In addition, each such owner must, upon demand, provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interests of our stockholders.

Registration Rights

In connection with our March 2005 private offering, we granted the Manager both piggyback registration rights and the right to demand that we register shares of restricted stock and shares of common stock underlying the options issued to the Manager upon completion of the private offering and shares of common stock issued to the Manager as incentive compensation under our management agreement. As of the date of this prospectus, the Manager has not exercised its piggyback or demand registration rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC. We expect that American Stock Transfer & Trust Company LLC will act as the transfer agent for any preferred stock or warrants we may offer pursuant to a supplement to this prospectus.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

The following summarizes material provisions of Maryland law and our charter and bylaws and is subject to, and qualified in its entirety by, reference to Maryland law and to our charter and bylaws.

The Maryland General Corporation Law, or MGCL, and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. We expect that these provisions may discourage certain coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than two nor more than 15. Our bylaws currently provide that any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred, and until a successor is duly elected and qualifies.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting (unless the charter provides for a lesser percentage, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only

•	pursuant to our notice of the meeting,

•	by the board of directors or

•

by a stockholder who was a stockholder of record both at the time of giving of notice by such stockholder as provided for in our bylaws and at the time of the annual meeting and who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only

•	pursuant to our notice of the meeting,

•	by the board of directors or

•

provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record both at the time of giving of notice by such stockholder as provided for in our bylaws and at the time of the annual meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments (not including certain amendments relating to director removal, classification of preferred stock and transfer and ownership limitations, which still require the statutory two-thirds vote referred to above) and extraordinary transactions, which have been first declared advisable by our board of directors, by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights, unless the board of directors determines that such rights will apply.

Control Share Acquisitions

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.

Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, but does not include the acquisition of shares (i) under the laws of descent and distribution, (ii) under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing this subtitle, or (iii) under a merger, consolidation, or share exchange effected under Subtitle 1 of the Control Share Acquisition Act if the corporation is a party to the merger, consolidation, or share exchange.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds stockholder vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds stockholder vote for the removal of any director from the board, as well as require such removal be for cause (as defined in our charter), (b) unless called by our chairman of the board, our president, our chief executive officer or the board, require the request of holders of a majority of outstanding shares to call a special meeting and (c) vest in the board the exclusive power to fix the number of directorships. In accordance with Subtitle 8 of Title 3 of the MGCL, our charter also provides that our board will have the exclusive power to fill vacancies on the board, by a vote of the remaining directors, and such vacancies will be filled until the end of the term of the class of directors in which the vacancy occurred.

FEDERAL INCOME TAX CONSEQUENCES OF OUR QUALIFICATION AS A REIT

For a summary of the material federal income tax considerations that a stockholder may consider relevant, see Exhibit 99.3 to our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this prospectus.

USE OF PROCEEDS

Proceeds from any newly issued shares of common stock purchased directly from us under the plan will be available for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be purchased directly from us, if any, under the plan or the prices at which such shares will be sold.

PLAN OF DISTRIBUTION

Except to the extent the plan administrator purchases common stock in the open market or in privately negotiated transactions with third parties, the common stock acquired under the plan will be sold directly by us through the plan. We may sell our common stock to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. These shares, including shares acquired through waivers granted with respect to the share purchase program of the plan, may be resold in market transactions (including coverage of short positions) on any national security exchange or automated quotation system on which our common stock trades or is quoted, or in privately negotiated transactions. Our common stock is currently listed on the NYSE. Under certain circumstances, we expect that a portion of the common stock available for issuance under the plan will be issued pursuant to waivers granted with respect to the share purchase program of the plan. The difference between the price owners who may be deemed to be underwriters pay us for our common stock acquired under the plan, after deduction of the applicable discount from the market price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by these owners in connection with such transactions.

From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price acquired through the reinvestment of dividends and optional cash payments under the plan.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of common stock under the plan. Upon your withdrawal from the plan by the sale of shares held under the plan, you will receive the proceeds of such sale less a $15 service fee per transaction and a $0.10 per share commission to the plan administrator and any other applicable fees.

Common stock may not be available under the plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common shares or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed on for us by Ledgewood. Foley & Lardner LLP will pass upon the validity of the shares of common stock being offered hereby and certain other matters under Maryland law for us.

EXPERTS

The financial statements, schedules and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the Registration Statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

Dividend Reinvestment and Stock Purchase Plan

PROSPECTUS

May 9, 2013